Exhibit 99.1

FENBO HOLDINGS LIMITED ANNOUNCES FISCAL YEAR 2024 FIRST HALF FINANCIAL RESULTS

Hong Kong, October 3, 2024 — Fenbo Holdings Limited (Nasdaq: FEBO) (the “Company”, “we”, “our”, “us” or “FEBO”), an established original equipment manufacturer (OEM) for a global home essential company, producing electrical hair styling products under the “Remington” brand which are sold to overseas markets, today announced its unaudited financial results for the six months ended June 30, 2024.

Fiscal Year 2024 First Half Financial Results Compared to Fiscal Year 2023 First Half Financial Results

●	Revenues were HK$66.9 million for the six months ended June 30, 2024, a 14.2% increase from HK$58.6 million for the six months ended June 30, 2023;

●	Gross profit was HK$14.9 million for the six months ended June 30, 2024, or 22.3% of revenues compared to HK$10.5 million, or 17.9% of revenues for the six months ended June 30, 2023;

●	Net loss was HK$1.9 million for the six months ended June 30, 2024, compared to net income of HK$0.2 million for the six months ended June 30, 2023;

●	Basic and diluted (loss) per share (“EPS”) was (HK$0.17) per share for the six months ended June 30, 2024 compared to income per share of HK$0.02 for the six months ended June 30, 2023; and

●	Cash and cash equivalents were HK$25.9 million as of June 30, 2024, a 44.1% decrease from HK$46.3 million as of December 31, 2023.

“I’m pleased to report our operating and financial performance of the Company for the six months ended June 30, 2024” said Mr. Siu Lun Allan Li, Chairman of FEBO, “The performance during the period was satisfactory as we were able to increase the revenue and gross profit by substantial amounts which was not sufficient to cover the significant increase in the administrative expenses. However, we have taken a number of actions to reduce costs, enhance efficiency and increase the diversity of customer base as we navigate market uncertainty. Our innovative products and diversified value-added services, strong cash flow and balance sheet as well as dedicated management are enabling us to navigate the market challenges”

“Our proven track record of operating history positions us to improve profitability and remain flexible in responding to the market. Our recently completed initial public Offering and listing on Nasdaq is a milestone for us that accelerates our efforts to expand our operation geographically and drive future growth. Looking ahead, as we anticipate challenges in the broader environment to persist during the second half fiscal 2024, we remain committed to providing cost effective packaging solutions to our customers. We are confident in our long-term strategy believe that we have the right team in place to generate sustainable long-term returns for our stakeholders,” Mr. Li concluded.

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Unaudited Financial Results for the Six Months Ended June 30, 2024 and 2023

	For the six months ended June 30,
	2023	2024	2024
	HK$’000	HK$’000	US$’000

Revenues	58,567	66,887	8,566
Cost of sales	(48,088)	(51,948)	(6,653)
Gross profit	10,479	14,939	1,913

Operating expenses:
Selling and marketing expenses	(949)	(1,106)	(142)
General and administrative expenses	(8,660)	(16,050)	(2,056)
Total operating expenses	(9,609)	(17,156)	(2,198)

Income (loss) from operations	870	(2,217)	(285)

Other (expense) income:
Exchange gain, net	521	216	28
Loss on disposal of property, plant and equipment	(1)	-	-
Interest income	10	253	32
Interest expense	(936)	(304)	(39)
Government grant	-	140	18
Other income, net	59	87	11
Total other (expense) income	(347)	392	50

Income (expense) before tax expense	523	(1,825)	(235)
Income tax expense	(285)	(76)	(10)
Net income (loss)	238	(1,901)	(245)

Other comprehensive income
Foreign currency translation loss, net of taxes	(1,246)	(600)	(77)

Total comprehensive loss	(1,008)	(2,501)	(322)

Net income (loss) per share attributable to ordinary shareholders
Basic and diluted (cents)	2.38	(17.19)	(2.20)
Weighted average number of ordinary shares used in computing net income (loss) per share
Basic and diluted	10,000,000	11,057,005	11,057,005

Revenues

Revenue increased by HK$8.3 million, or 14.2%, to HK$66.9 million (US$8.6 million) for the six months ended June 30, 2024 compared to HK$58.6 million for the same period in 2023 primarily because of the increase in revenue for our flat irons and hair straighteners products.

During our six months ended June 30, 2024, the negative impact of the COVID-19 pandemic had greatly subsided, and industries, including consumer confidence, returned to normalcy as compared to the continued negative impact of the COVID-19 pandemic on businesses during the first half of 2023. Despite the COVID-19 pandemic has come to an end, geopolitical conflicts such as the Russia-Ukraine conflict and the Israeli-Palestinian conflict persisted. The consequent disruption of the global supply chain affected the recovery of economic activity and drove inflation up significantly. Moreover, major central banks’ aggressive interest rate hikes significantly increased the complexity and uncertainty of the economic development environment. Against the backdrop of challenging macroeconomic conditions, the consumer goods and manufacturing businesses have been affected and the recovery in consumer demand has been slow. Despite the Company is affected by the weak consumer sentiment and pressure from retails sales, it would continue to put efforts on improving the competitiveness of its high quality products together with bolstering its research and development capabilities with an aim to enhancing its market share in its existing business and achieving a long-term relationship with its customers.

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Cost of sales

Cost of sales included cost of raw materials (such as costs of electrical components, packaging materials, metal materials, plastic particles, and painting materials), direct labor (including wages and social security contributions), manufacturing overhead (such as consumables, depreciation, direct rental expense and utilities) and other taxes. We currently do not hedge our raw materials position, and we monitor raw material price trends closely to manage our production needs.

For the six months ended June 30, 2024, cost of sales increased to HK$51.9 million (US$6.7 million), representing an increase by HK$3.9 million from HK$48.1 million in the same period in 2023. The fluctuation of cost of sales was in line with the increase in our revenue during the same period.

Gross profit

As a result of the foregoing, gross profit for the six months ended June 30, 2024, was HK$14.9 million (US$1.9 million), an increase of HK$4.5 million from HK$10.5 million for the same period in 2023.

Selling and marketing expenses

Major components of selling and marketing expenses are packaging expenses, transportation costs and custom declarations. For the six months ended June 30, 2024, selling and marketing expenses was HK$1.1 million (US$0.1 million), which increased by HK$0.2 million from HK$0.9 million in the same period in 2023. The increase during the six months ended June 30, 2024 from the same period in 2023 was due mainly to an increase in overall level of shipping of products.

General and administrative expenses

General and administrative expenses consist primarily of staff costs for our accounting and administrative support personnel and executives, depreciation, office and insurance expenses, motor vehicles and travelling expenses, stamp duty and other taxes, utility expenses, office rental and management fee, legal and professional fee and auditor’s remuneration and others. General and administrative expenses increased by HK$7.4 million from HK$8.7 million for the six months ended June 30, 2023 to HK$16.1 million (US$2.1 million) for the six months ended June 30, 2024. This increase was due mainly to the increase in (i) staff costs and insurance expenses to provide support for the business expansion and (ii) listing annual fee and legal and professional fees for post-listing administrative support during the six months ended June 30, 2024.

Income (loss) from operations

The income from operations decreased by HK$3.1 million from the income from operations of HK$0.9 million for the six months ended June 30, 2023 to the loss from operations of HK$2.2 million for the six months ended June 30, 2024. The deterioration in the financial performance from operations during the six months ended June 30, 2024 were primarily due to the combined effects of the increase of gross profit of HK$4.5 million and the increase of general and administrative expenses of HK$7.4 million during the six months ended June 30, 2024.

Other income (expenses), net

Major components of other income (expense) are exchange gain and loss, gain/loss on disposal of property, plant and equipment, sundry income, government grant and bank interest income. For the six months ended June 30, 2024, net income was HK$0.4 million (US$0.1 million), which increased by HK$0.7 million from net expenses of HK$0.3 million in the same period in 2023. The increase was due mainly to the decrease in interest expenses recognized during the six months ended June 30, 2024.

Net income (loss)

The net income decreased by HK$2.1 million from a net income of HK$0.2 million for the six months ended June 30, 2023 to a net loss of HK$1.9 million (US$0.2 million) for the six months ended June 30, 2024. The decrease in the net income during the six months ended June 30, 2024 was mainly attributable to the cumulative effect of the reasons set out above.

Earnings per Share - Basic and Diluted

Loss per basic and diluted share for the six months ended June 30, 2024 was HK$0.17, compared to earnings per basic and diluted share of HK$0.02 for the comparable period of 2023.

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Liquidity and Capital Resources

The Company financed its daily operations and business development through cash generated from the operations of the Company’s wholly owned subsidiaries, consisting of Able Industries Limited, Fenbo Industries Limited and Fenbo Plastic Products Factory (Shenzhen) Limited. As of June 30, 2024 and 2023, its cash balance was HK$25.9 million (US$3.3 million) and HK$21.3 million, respectively.

The following table sets forth a summary of its cash flows for the periods indicated:

	For the six months ended June 30,
	2023	2024	2024
	HK$’000	HK$’000	US$’000
Net cash provided by (used in) operating activities	7,232	(23,299)	(2,985)
Net cash used in investing activities	(50)	(37)	(5)
Net cash provided by financing activities	376	2,769	355

Capital Expenditures

The Company had capital expenditures of HK$37,000 and HK$50,000 for the six months ended June 30, 2024 and 2023, respectively. Our capital expenditures were mainly for office equipment. Management intends to fund future capital expenditures from working capital, bank borrowings, lease financing and other financings. The Company will continue to make capital expenditures as appropriate to support its business growth.

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About Fenbo Holdings Limited

The Company’s operating history began in 1993 when Fenbo Industries Limited was founded in Hong Kong by Mr. Li Kin Shing as a toy manufacturer and distributor. As the toy market deteriorated, he founded Able Industries Limited in 2005 in Hong Kong and shifted the operations to the manufacturing and sales of personal care electric appliances. The manufacturing subsidiary, Fenbo Plastic Products Factory (Shenzhen) Ltd., located in Guangdong, PRC, was formed in the PRC in 2010 and is capable of producing over three million units per year. The Company currently act as both an original equipment manufacturer and historically have also served as an original design manufacturer. For more information, please visit the Company’s website at http://www.fenbo.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Fenbo Holdings Limited

Li Siu Lun Allan

Chief Executive Officer and Chairman of the Board of Directors

Telephone: +(852) 2343-3328

Email: allanli@fenbo.com

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